[Willkie Farr & Gallagher LLP Letterhead]

VIA EDGAR

February 24, 2011

Christian T. Sandoe

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Senior Floating Rate Fund Inc. Registration Statement on Form N-2 Investment Company Act File No. 811-22481

Dear Mr. Sandoe:

On behalf of the Apollo Senior Floating Rate Fund Inc. (the “Fund”), a Maryland corporation, we are hereby filing this Registration Statement on Form N-2 pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. This Registration Statement is being filed in order to register additional shares of the Fund pursuant to Rule 462(b) under the Securities Act of 1933.

If any questions should arise in the course of your review of this filing or if there is any way in which we may be of assistance, please do not hesitate to call me at (212) 728-8510 or P. Jay Spinola at (212) 728-8970.

Very truly yours,

/s/ Anthony Geron
Anthony Geron